7/3/14

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14040935

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED JUN 30 2014 Wash., DC 194

SEC FILE NUMBER
8-66621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/13 (MM/DD/YY) AND ENDING 04/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iTB Securities, LLC

OFFICIAL USE ONLY
132665
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 W. 37th Street, Suite 310
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tunwu Michael Chuang 646 530-8576
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP
(Name – *if individual, state last, first, middle name*)

114 West 47th Street, 19th Floor (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TG 7/7/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tunwu Michael Chuang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iTB Securities, LLC, as of April 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

ROBIN FUNK
Notary Public - State of New York
NO. 01FU6184229
Qualified in New York County
My Commission Expires 3-31-2016

NYNY 6-26-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Member of
iTB SECURITIES, LLC

Report on the financial statements

We have audited the accompanying statement of financial condition of iTB Securities, LLC (the "Company") as of April 30, 2014 and the related statements of operations, changes in member's equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

114 West 47th Street, 19th Floor, New York, NY 10036 212.785-9700

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iTB Securities, LLC as of April 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedules I, II, and III is presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
June 26, 2014

iTB SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2014

Assets		
Cash	$	100,559
Accounts receivable		9,145
Prepaid expenses		2,255
Total Assets	$	111,959
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	20,421
Deferred revenue		3,345
Total Liabilities		23,766
Member's Equity		88,193
Total Liabilities and Member's Equity	$	111,959

The accompanying notes are an integral part of these financial statements.

NOTE 1 - *ORGANIZATION*

iTB Securities, LLC (the "Company") is a Limited Liability Company registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC"). The Company was formed on January 10, 2005 under the laws of the State of New York. The Company's office is located in New York, NY.

The Company operates a fixed income execution management system to facilitate the over the counter trading of liquid debt securities with institutional investors.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

BASIS OF PRESENTATION

The Company's financial statements are prepared on the accrual basis of accounting in accordance accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DEFERRED REVENUE

Advance payments for brokerage fees are recorded as deferred revenue.

COMMISSION REVENUE AND CLEARING EXPENSE RECOGNITION

Commissions and related expenses are recorded on a settlement date basis as securities transactions are cleared by the clearing organization.

NOTE 2 - *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents. The Company had no cash equivalent as of April 30,2014.

ADVERTISING COSTS

The Company expenses advertising costs as they are incurred. For the year ended April 30, 2014, there was no advertising expense.

INCOME TAXES

The Company is classified as a disregarded entity for federal, state and city income tax purposes and is therefore required to be treated as a division of another entity. The Company is not subject to income taxes in any jurisdiction. The member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing

NOTE 3 - *FAIR VALUE MEASUREMENTS*

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

NOTE 4 – *COMPENSATED ABSENCES*

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Organization's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 5 – *RELATED PARTY AND EXPENSE SHARING AGREEMENT*

Effective January 1, 2010, the Company and its sole member, iTB Holdings, Inc. ("Holdings"), entered into an expense sharing agreement by which their occupancy expenses, including rent and other office expenses, are allocated to each entity based on usage. The agreement was amended on August 1, 2012, to reflect an increase in allocable rent expense.

An estimate will be made at the beginning of each fiscal year of Holdings' overhead and shared expenses based upon the actual incurred overhead and shared expenses from the prior year. The Company shall reimburse Holdings for such occupancy expenses by paying Holdings a monthly payment. The size of the monthly payment may be adjusted periodically to reflect the changes in the Company's usage. At any time, Holdings has authority to forgive payment and treat as a non-cash capital contribution to the Company.

For the year ended April 30, 2014, Holdings paid expenses totaling $21,960 on behalf of the Company, in which $9,150 were treated as non-cash capital contributions to the Company pursuant to the agreement discussed above. As of October 1, 2013, the Company has elected to reimburse Holdings for monthly allocated expenses until further capital is needed.

NOTE 6 - *CONCENTRATIONS OF CREDIT RISK*

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

NOTE 7 - *COMMITMENTS AND CONTINGENCIES*

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

COMMITMENTS

The Company is under contract to pay FINOP Service, LLC a monthly fee of $800 for FINOP Services. The agreement can be terminated at any time by either party upon thirty (30) days written notice.

Effective January 8, 2014, the Company contracted with Mission Critical Services Corp. for consulting services for a monthly fee of $275. The agreement can be terminated at any time by either party upon thirty (30) days written notice.

NOTE 8 - *NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2014, the Company had net capital of $76,793 which is $71,793 in excess of required net capital of $5,000. The Company's net capital ratio at April 30, 2014 is .31 to 1. The Company was granted a modification to the net capital requirement from $100,000 to $5,000 on October 31, 2013.

NOTE 9 - *ANNUAL REPORT ON FORM X-17A-5*

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

NOTE 10 - *SUBSEQUENT EVENTS*

The Company evaluated events occurring between the end of its fiscal year, April 30, 2014, and June 26, 2014 when the financial statements were issued.